FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 29 April 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) I give details of changes in the notional interests of the following Directors and Persons Discharging Managerial Responsibilities ('PDMR'), who acquired Ordinary Shares and American Depositary Shares ('ADSs'), at a price of 1502.00 pence per Ordinary Share and $42.64 per ADS, following the re-investment of dividends paid to Shareholders on 14 April 2016, on Ordinary Shares and ADSs held in the GlaxoSmithKline 2009 Deferred Annual Bonus Plan.

Director/PDMR	Number of Ordinary Shares acquired under the personal contribution element of the plan	Number of Ordinary Shares acquired under the matching element of the plan (GSK contribution)
Sir Andrew Witty	3,883.790	3,883.790
Mr S Dingemans	2,089.773	2,089.773
Mr R G Connor	858.228	858.228
Mr N Hirons	548.422	548.422
Mr S A Hussain	1,556.838	1,556.838
Mr D S Redfern	1,077.470	1,077.470
Ms C Thomas	1,271.298	1,271.298
Mr P C Thomson	460.665	460.665
Dr P J T Vallance	2,084.049	2,084.049
Ms E Walmsley	1,506.621	1,506.621

Director/PDMR	Number of ADSs acquired under the personal contribution element of the plan	Number of ADSs acquired under the matching element of the plan (GSK contribution)
Dr M M Slaoui	1,543.193	1,543.193
Mr D E Troy	846.539	846.539

GlaxoSmithKline plc ('GSK') was advised of these allocations on 28 April 2016.

V A Whyte
Company Secretary

29 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 29, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc